[LETTERHEAD OF DECHERT LLP]

January 26, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Keith O’Connell, Division of Investment Management

Re:	ALPS ETF Trust

File Numbers 811-22175 and 333-148826

Dear Mr. O’Connell:

Thank you for your comments regarding Post-Effective Amendment No. 11 (the “Amendment”) to the registration statement on Form N-1A for ALPS ETF Trust (the “Trust”), relating to the U.S. Equity Reverse Convertible Index Fund (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2009. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No.      to the Trust’s registration statement, which will be filed via EDGAR on or about [February]     , 2010.

Comment 1.	Please insert the Fund’s ticker symbol on the cover page of the prospectus.

Response 1: The Fund’s ticker symbol has been inserted on the cover page of the prospectus.

Comment 2.	Please provide a redline showing all changes to the Amendment.

Response 2: A redline showing all changes to the Amendment will be provided together with this letter.

Comment 3.	Please delete the paragraph beginning with “No dealer...” following the table of contents.

Response 3: The paragraph has been deleted.

Comment 4.	Please explain why an 80% test is not required under Rule 35d-1 based on the inclusion of the word “equity” in the Fund’s name.

Response 4: Please note that the Fund’s name has been changed to the “NYSE Arca U.S. Equity Reverse Convertible Index Fund.” As revised, the Fund’s name matches that of the Index exactly (including the use of the word “Index” in the Fund’s name). Pursuant to positions of the staff previously expressed to us, an index-based exchange-traded funds whose name tracks that of its underlying index exactly (including the use of the word “index” in the fund’s name) is not required to have a separate 80% test under Rule 35d-1 regarding individual terms in the fund’s name.

January 26, 2010

Comment 5.	Please note that the staff is considering separately whether the proposed offering of the Fund is consistent with the Trust’s exemptive relief.

Response 5: We acknowledge the comment.

Comment 6.	Please move the sentence beginning “The Fund’s investment objective is non-fundamental...” from the current “Investment Objective” section to a subsequent section of the prospectus (and please reiterate the Fund’s investment objective in that section), pursuant to Item 9 of Form N-1A.

Response 6: The disclosure has been moved.

Comment 7.	In the section titled “Fees and Expenses of the Fund,” please add “or selling” to the disclosure regarding investors purchasing shares in the secondary market. Also, please disclose in this section (rather than in the narrative disclosure immediately preceding the expense example) that such expenses are not reflected in the expense example following the fee table.

Response 7: The disclosure has been revised accordingly.

Comment 8.	Please confirm whether the fee table requires a line item for acquired fund fees and expenses, as the section “Secondary Investment Strategies” contemplates that the Fund may invest in money market funds.

Response 8: It is not currently anticipated that the Fund will invest in any money market funds, and a line item for acquired fund fees and expenses is accordingly not necessary.

Comment 9.	Please delete footnotes 1, 2 and 3 to the fee table. With respect to footnote 3, if it is expected that “other expenses” will be 1 or more basis point, a separate footnote may be added clarifying that “other expenses” have been estimated.

Response 9: The footnotes have been revised accordingly.

Comment 10.	In “Portfolio Turnover,” please delete “(e.g., over 100% per year).”

Response 10: The disclosure has been revised accordingly.

Comment 11.	Please change the first word in the heading “Primary Investment Strategies” to “Principal” or “Main.”

Response 11: The disclosure has been revised accordingly.

Comment 12.	In “Primary Investment Strategies,” please: (a) define “down and in put options;” (b) briefly explain the composition of the Index; and (c) explain why the amount of the Fund’s portfolio that will be invested in Treasury bills or other cash equivalents complies with the requirements of Rule 35d-1.

Response 12: (a-b) The disclosure has been revised accordingly.

January 26, 2010

 (c) Please see Response 4 above. In addition, please note that the Index’s value includes a cash position which earns a return equivalent to the interest rate on the 3-month Treasury bill rate. Thus, while the Treasury bills held by the Fund are not technically individual components of the Index, they are nevertheless instruments which yield a component of the Index’s return (as if they were actual Index constituents) and must be held by the Fund in order to properly track the Index.

Comment 13.	Please change the first word in the heading “Primary Investment Risks” to “Principal” or “Main.”

Response 13: The disclosure has been revised accordingly.

Comment 14.	With respect to the disclosure regarding “Reverse Convertible Option Risk:”

(a) Please move much of the description to the disclosure regarding principal investment strategies and/or the index construction.

(b) Regarding the second paragraph, please supplementally explain, using the final example used in the prospectus under “Index Methodology and Construction,” (i) how much the Fund would be required to segregate; (ii) what staff positions or other authority, if any, your answer to (i) relies upon and (iii) how the Fund would not potentially be exposed to losses which exceed the amount it has segregated.

Response 14: (a) The disclosure has been revised accordingly.

(b) (i-ii) Using the following example:

A stock “ABC” trades at $50 per share at the start of the 90 day period, and a down and in 90 day put was written at an 80% barrier (resulting in a strike price of $50 per share and a barrier price of $40 per share) for a premium of $4 per share.

If at the end of 90 days, ABC closed at $35, then the option would settle in cash at the closing price of $35, and the Index’s value would be reduced by $15 per share to reflect the settlement of the option. However, the Index’s value would reflect the retention of the $4 per share premium, so the net loss to the Index’s value would be $11 per share on the ABC option position.

Under Investment Company Act Release No. 10666 (April 18, 1979; “Release 10666”) and various subsequent no-action letters, investments made by a registered investment company which create economic leverage, such as derivatives, would be subject to the asset coverage requirements of the 1940 Act unless the fund segregates liquid assets to cover the fund’s obligations under the investment. Under the above example, the Fund’s net exposure under the position in the above example would only be $11 because the option position is settled in cash rather than by delivery. The staff has accepted the position that, with respect to cash-settled futures contracts, a fund may satisfy the standards for asset segregation by segregating amounts equal to the fund’s marked-to-market daily net obligation under such contracts rather than the entire notional value of the contracts.[1] For a cash-settled contract, this position is logical because the notional value does not represent the fund’s obligation under such contract. With respect to swaps, which are necessarily cash-settled, the long-standing market practice has been for funds to comply with the segregation requirements by only segregating current market exposure under the swap.[2] Similarly, the option positions held by the Fund are cash-settled and the Fund will mark the value of the position to market to determine the Fund’s net obligation on a daily basis, while the notional amount of the Fund’s option positions do not determine the Fund’s obligations under those positions. Accordingly, we believe that the Fund would only be required to segregate an amount equal to its net exposure under its option positions - $11 under the above example.

[1]	See, e.g., Schroder Capital Funds (Rule 497 filing, May 16, 2006); Nuveen Global Government Enhanced Income Fund (Form N-2 filing, April 21, 2006).
[2]	See Susan C. Ervin, Mutual Funds and Derivatives: Defining the Regulatory Boundaries (parts 1 and 2), 19 Futures & Derivatives L. Rep. No. 7 (1999), 19 Futures & Derivatives L. Rep. No. 8 (1999).

January 26, 2010

(iii) However, we note that, as currently disclosed in the prospectus under “Principal Investment Strategies,” the Fund’s position in Treasury bills and other cash positions at the beginning of each 90-day period will be calculated to be in a sufficient amount to cover Fund’s maximum obligations under its option position. This cash position thus will cover the Fund’s obligations even if every option position held by the Fund goes to zero – i.e., even if the Fund needs to pay out the full notional value of each option position as a cash settlement amount. Accordingly, the Fund will always have sufficient liquid assets to cover the full marked-to-market net obligation under each option position, even if market movements render such obligation equal to the notional amount.

Comment 15.	In the disclosure regarding “Cash Redemption Risk,” please add a reference to adverse tax consequences to the title.

Response 15: The disclosure has been revised accordingly.

Comment 16.	Please add disclosure to the “Primary Investment Strategies” section clarifying that the quarterly reconstitution of the Index will lead to frequent and high portfolio turnover on the part of the Fund.

Response 16: The disclosure has been revised accordingly.

Comment 17.	In the disclosure regarding “Issuer-Specific Changes,” please clarify whether the sentence referring the “smaller issuers” is appropriate, as the stocks underlying the Fund’s option positions must be in the S&P 500 Index.

Response 17: The sentence has been deleted.

Comment 18.	Regarding the disclosure titled “Disclosure of Portfolio Holdings:” (a) please move this disclosure to a subsequent place in the prospectus pursuant to Item 9(d) of Form N-1A; and (b) please clarify whether the Fund’s portfolio holdings will be disclosed on a daily basis on the Fund’s website (and if so, please insert disclosure to this effect).

Response 18: (a) The disclosure has been moved.

January 26, 2010

(b) Information regarding the Fund’s portfolio holdings will be disclosed on the Fund’s website on a daily basis, and disclosure has been inserted accordingly.

Comment 19.	In the section titled “Investment Advisory Services – Portfolio Management,” please revise the disclosure so that it only states the names, titles and length of service of each portfolio manager.

Response 19: The disclosure has been revised accordingly.

Comment 20.	In “Purchase and Redemption of Shares,” please remove the reference to creations and redemptions being effected “principally-in-kind.”

Response 20: The disclosure has been revised to clarify that creations and redemptions will occur for cash.

Comment 21.	The section “Who Should Invest” refers to the Fund offering a “passive” approach to investing in a portfolio of options on select equity securities in a specified index. Given the quarterly turnover of the Fund’s option positions, please confirm whether the Fund’s investment approach should be deemed “active.”

Response 21: While the Fund’s options positions will turn over on a quarterly basis, its option positions and turnover thereof are only based on corresponding changes in the Index, over which neither the Fund, Adviser nor Sub-Adviser have any control. Accordingly, the Fund’s investments are determined based on the Index rather than on the investment discretion of the Adviser or the Sub-Adviser, and we thus believe it is accurate to characterize the Fund’s investment program as a “passive” one. Moreover, there is no quantitative limitation on portfolio turnover under the exemptive relief allowing the Trust to offer exchange-traded funds (“ETFs”).

Comment 22.	Pursuant to Item 8 of Form N-1A, please confirm that neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Response 22: We hereby confirm accordingly.

Comment 23.	Pursuant to Comment 12, please move at least the first two paragraphs under the current “Index Methodology and Construction” section to the summary section.

Response 23: The disclosure has been revised accordingly.

Comment 24.	The last sentence under “Index Methodology and Construction” refers to a deemed 2.5% cash distribution to be made on a quarterly basis if the value of the option premiums received during that quarter are 2.5% or more of the Index’s value. Please clarify whether the Fund intends to make a corresponding distribution if the option premiums received in a quarter are more than 2.5% of the Index’s value, but the Index’s value has decreased during the quarter such that the distribution would constitute more than 2.5%. If so, please insert appropriate disclosure that such distributions may constitute a return of capital.

Response 24: The disclosure under “Distributions” has been revised to clarify that The Fund may make distributions in such circumstances. However, we note that the distributions are based on the amount of option premiums received by the Fund. Further, to the extent the Fund’s net asset value declines due to a decline in the value of the Fund’s option positions, such declines would likely be deemed capital losses and thus be excluded from the Fund’s “accumulated net income” under Section 19(a) of the 1940 Act. Accordingly, we do not expect that such distributions would be likely to be deemed a return of capital even in the event of a substantial decline in the value of the Fund’s option positions. Nevertheless, we have added disclosure under “Distributions” to reflect the possibility that distributions may, in certain circumstances, constitute a return of capital.

January 26, 2010

Comment 25.	In “Secondary Investment Strategies,” (a) please clarify what are the “component securities that comprise the Index” and (b) in the last sentence, please remove the word “other” from the phrase “other fundamental policies.”

Response 25: (a) The disclosure has been revised to clarify that the component securities that comprise the Index refer to the Fund’s option positions.

(b) The language has been deleted.

Comment 26.	In the section “How to Buy Shares,” please clarify what is meant by a “custom order,” as the Fund’s creations are to be effected in cash.

Response 26: The references to custom orders have been deleted.

Comment 27.	Pursuant to Item 14(a)(2) of Form N-1A, please disclose the primary market on which the Fund’s shares are traded on the front cover page of the Statement of Additional Information.

Response 27: The disclosure has been revised accordingly.

Comment 28.	Please confirm whether you are applying for any exemptive or no-action relief in connection with the offering of the Fund.

Response 28: We are applying for exemptive, interpretive or no-action relief from the Office of Trading and Markets and Office of Chief Counsel regarding certain sections and rules under the Securities Exchange Act of 1934, as amended. We have not applied for an amended or separate exemptive order in connection with the offering of the Fund, as we believe that the offering of the Fund is consistent with the terms and conditions of the Trust’s existing exemptive relief allowing the Trust to offer ETFs.

* * * * * * * *

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

January 26, 2010

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669 or Stuart M. Strauss of Dechert LLP at (212) 698-3529. Thank you.

Best regards,

/s/ Jeremy Senderowicz